Exhibit 99.1

Baja Mining Corp.

Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Baja Mining Corp. (“Baja” or the “Company”) are the responsibility of management. The consolidated financial statements have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to April 2, 2013.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control, which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control–Integrated Framework”.

Based on that assessment, management concluded that, as at December 31, 2012, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting, evidenced by significant adjustments being made to the financial statements which were not identified in the financial close process. The adjustments are attributable to the unusual and complex circumstances and events relating to the change in control in MMB. The circumstances and events giving rise to the change of control required the application of significant judgement in applying the principles of IFRS to uncertain future events. The CFO is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. In this particular instance, this weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

The consolidated financial statements and internal controls over financial reporting have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express an opinion on the fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and to express an opinion on the effectiveness of internal controls over financial reporting. The Independent Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically, has reviewed these statements with management and the Auditors, and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ C. Thomas Ogryzlo	/s/ Nigel Kirkwood

C. Thomas Ogryzlo	Nigel Kirkwood
Interim Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.
April 2, 2013

Independent Auditor’s Report

To the Shareholders of Baja Mining Corp.

We have completed integrated audits of Baja Mining Corp.’s December 31, 2012 and December 31, 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Baja Mining Corp., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of operations, comprehensive (loss) income, changes in shareholders equity and cash flows for the years ended December 31, 2012 and December 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baja Mining Corp. as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the Internal Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw your attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company's ability to continue as a going concern.

Report on internal control over financial reporting
We have also audited Baja Mining Corp.’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management report called Management’s Responsibility for Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Basis for adverse opinion
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual consolidated financial statements will not be prevented or detected on a timely basis. A material weakness was identified as of December 31, 2012 in the Company’s financial reporting process relating to accounting for significant non-routine transactions. This material weakness is described in the accompanying management report called Management’s Responsibility for Financial Reporting.

Adverse opinion
In our opinion, because of the material weakness referred to in the basis for adverse opinion paragraph, Baja Mining Corp. did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

We considered this material weakness in determining the nature, timing and extent of audit tests applied in our audit of the December 31, 2012 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
April 2, 2013

Baja Mining Corp.
Consolidated Balance Sheets
As at December 31, 2012 and December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

	December 31,	December 31,
	2012	2011
	(note 4)
ASSETS
Cash and cash equivalents	5,562	39,625
Short-term deposits	1,005	33,068
Other current assets (note 5)	2,804	21,646
Restricted cash (note 6)	1,267	-
Current assets	10,638	94,339

Restricted cash (note 6)	-	31,150
Deposits	-	2,501
Inventory (note 7)	-	3,451
Investment in associate (note 8)	43,694	-
Deferred financing costs (note 9)	-	24,810
Property, plant and equipment (note 10)	44	605,038
Derivative asset (note 14)	-	5,695

Total assets	54,376	766,984

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	723	49,452
Current portion of environmental liabilities (note 11)	-	352
Current portion of senior debt (note 12)	-	152,018
Current portion of subordinated debt (note 13)	10,000	9,360
Current portion of derivative liabilities (note 14)	-	42,890
Current liabilities	10,723	254,072

Environmental liabilities (note 11)	-	15,762
Subordinated debt (note 13)	-	233,797
Derivative liabilities (note 14)	-	6,818
Other liabilities	1,072	2,336

Total liabilities	11,795	512,785

Share capital (note 15)	291,467	289,755
Contributed surplus	143,913	109,168
Deficit	(405,523)	(135,250)
Accumulated other comprehensive income	12,724	5,157
Equity attributable to shareholders of the Company	42,581	268,830
Non-controlling interests	-	(14,631)

Total equity	42,581	254,199

Total liabilities and equity	54,376	766,984

Nature of operations, going concern and subsequent events (note 1)
Guarantees, commitments and contingencies (note 20)

Approved by the Board and authorized for issue on April 1, 2013.

/s/ C. Thomas Ogryzlo	Director	/s/ Ross Glanville	Director

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
For the years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, except per share amounts and number of shares outstanding)

Consolidated Statements of Operations

	Years ended December 31,
	2012	2011
	(note 4)
Expenses
General and administration (note 16)	18,035	19,336
Research	76	730
Impairments (notes 5, 7, 9 and 10)	190,379	2,746

Loss before other items	(208,490)	(22,812)

Foreign exchange (loss) gain	(7,863)	3,967
Fair value adjustment on derivative instruments (note 14)	10,583	40,732
Loss on deconsolidation of subsidiary (note 4)	(127,260)	-
Share of results in associate (note 8)	9,985	-
Finance income	457	800
Finance expense	(354)	(189)

(Loss) income before tax	(322,942)	22,498

Tax recovery (expense) (note 18)	1,673	(2,477)

(Loss) income for the period	(321,269)	20,021

(Loss) income for the year attributable to:
Shareholders of the Company	(270,273)	11,512
Non-controlling interests	(50,996)	8,509

(Loss) earnings per share –
Basic	(0.79)	0.03
Diluted	(0.79)	0.03

Weighted average number of shares outstanding –
Basic	340,018,189	336,951,773
Diluted	340,018,189	343,541,820

Consolidated Statements of Comprehensive (Loss) Income

	Years ended December 31,
	2012	2011

(Loss) income for the period	(321,269)	20,021

Other comprehensive income (loss)
Currency translation adjustment	7,571	(6,724)

Total comprehensive (loss) income	(313,698)	13,297

Total comprehensive (loss) income attributable to:
Shareholders of the Company	(262,706)	4,792
Non-controlling interests	(50,992)	8,505

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Changes in Equity
(expressed in thousands of US dollars, unless stated otherwise)

					Accumulated
	Share capital				other		Non-
			Contributed		comprehensive		controlling	Total
	Number	Amount	surplus	Deficit	income	Total	interests	(note 4)

Balance – January 1, 2010	334,173,087	284,029	102,147	(146,762)	11,877	251,291	(23,136)	228,155
Income for the year	-	-	-	11,512	-	11,512	8,509	20,021
Currency translation adjustment	-	-	-	-	(6,720)	(6,720)	(4)	(6,724)
Exercise of stock options	4,503,750	5,523	(3,633)	-	-	1,890	-	1,890
Stock-based compensation expense	-	-	8,012	-	-	8,012	-	8,012
Exercise of warrants	101,813	203	(99)	-	-	104	-	104
Fair value differential of loans from non-controlling interests	-	-	(1,321)	-	-	(1,321)	-	(1,321)
Fair value differential of Baja funding loan	-	-	4,062	-	-	4,062	-	4,062
Balance – December 31, 2011	338,778,650	289,755	109,168	(135,250)	5,157	268,830	(14,631)	254,199
Loss for the year	-	-	-	(270,273)	-	(270,273)	(50,996)	(321,269)
Currency translation adjustment	-	-	-	-	7,567	7,567	4	7,571
Exercise of stock options	450,000	590	(431)	-	-	159	-	159
Stock-based compensation expense	-	-	289	-	-	289	-	289
Exercise of warrants	984,375	1,122	(257)	-	-	865	-	865
Fair value differential of loans from non-controlling interests	-	-	35,144	-	-	35,144	15,062	50,206
Deconsolidation of subsidiary (note 4)							50,561	50,561
Balance – December 31, 2012	340,213,025	291,467	143,913	(405,523)	12,724	42,581	-	42,581

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Cash flows
For the years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless stated otherwise)

	Years ended December 31,
	2012	2011
	(note 4)
Cash flows from operating activities
(Loss) income for the year	(321,269)	20,021
Items not affecting cash
Depreciation and accretion	1,417	1,670
Stock-based compensation expense	338	5,457
Unrealized foreign exchange	7,692	(6,235)
Fair value adjustment on derivative instruments	(10,583)	(40,732)
Unrealized loss on deconsolidation of subsidiary	127,260	-
Share of results in associate	(9,985)	-
Impairment charges	190,379	2,746
Income tax provision	(1,673)	2,477
	(16,424)	(14,596)
Special warrants liability payment	-	(333)
Net changes in working capital balances
Other current assets	(1,722)	498
Accounts payable and accrued liabilities	(1,217)	(786)

	(19,363)	(15,217)
Cash flows from investing activities
Redemption of (investment in) short term deposits	32,649	(34,023)
Acquisition of property, plant and equipment	(279,238)	(339,599)
Proceeds from sale of property, plant and equipment	503	-
Increase in value-added tax recoverable	(2,080)	(18,213)
Reduction of restricted cash	3,158	72,175
Increase in other long-term liabilities	-	646
Increase in deposits	(6,467)	(2,029)
Increase in inventory	(409)	(3,451)
Reduction in cash from loss of control of subsidiary	(39,688)	-

	(291,572)	(324,494)
Cash flows from financing activities
Net proceeds from issuance of common shares	1,024	1,994
Expenditure on deferred financing costs	(2,068)	(4,511)
Proceeds from subordinated debt	97,470	163,867
Proceeds from senior debt	180,000	169,674

	276,426	331,024

Effect of exchange rate changes on cash and cash equivalents	446	161

Decrease in cash and cash equivalents	(34,063)	(8,526)
Cash and cash equivalents - Beginning of year	39,625	48,151

Cash and cash equivalents - End of year	5,562	39,625

Supplemental cash flow information (note 21)

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events

Baja Mining Corp. (the “Company” or “Baja”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus was the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project” or the “Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in Canada and the United States and trades on the Toronto Stock Exchange, the Frankfurt Stock Exchange and the OTCQB. The Company is domiciled in Canada and its registered office is 1430 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Until August 26, 2012, Boleo Luxembourg held a 70% interest in Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. The remaining 30% interest was held by Korea Resources Corporation (“KORES”), LS Nikko Copper, Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively the “Consortium”). On August 27, 2012, pursuant to the terms of a funding agreement entered into between the Company and the Consortium on July 25, 2012 (the “Consortium Financing”), the Company’s ownership interest in MMB was reduced to 49%. MMB held a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business; however, there are events and conditions that cause substantial doubt regarding that assumption as detailed below. During the year ended December 31, 2012, the Company incurred a loss of $321,269 and as at December 31, 2012, the accumulated deficit attributable to shareholders amounted to $405,523. As at December 31, 2012 the Company’s consolidated working capital deficit was $85.

In April 2012, the Company forecast that the cost to complete the Boleo Project could be $1,667,000, which significantly exceeded the Company’s available project funding ($1,167,000 plus additional cost overrun facilities of $100,000). During the same month, three members of the Board of Directors resigned, leaving the Company with only three Board members. However, in May 2012 the Board of Directors was reconstituted, adding two returning members and two new members. Immediately following the change, the CEO (also a board member) resigned and the Company’s leadership changed.

Event of Default

The Company was unable to finance the funding shortfall within 60 days of identifying the forecast cost overruns putting MMB in an Event of Default as defined in the MMB’s senior lending agreements (the “2010 Project Financing”). As a result, MMB was unable to access any of the previously approved senior debt facilities. However, the Company was successful in negotiating several standstill agreements or extensions with MMB’s senior lenders, whereby the lenders agreed to refrain from exercising rights and remedies available to them under the senior lending agreements (note 1 (d)). MMB is also in default of its borrowing agreements related to the Korean Development Bank (“KDB”) Subordinated debt (note 13(b)) and Baja funding loan (note 13(b)), due to the fact that MMB’s liabilities continued to exceed the carrying value of its assets as at December 31, 2012.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Consortium Financing and Baja Participation Rights

The Consortium Financing comprised two funding stages: Phase I, completed on August 27, 2012 upon MMB having received $90,000 of interim financing, pursuant to which the Company’s ownership interest in MMB was reduced from 70% to 49% resulting in a loss of control in MMB; and Phase II, providing the Consortium the option to contribute additional funding of $443,390 to complete the Boleo Project (the “Phase II Funding Requirement”).

Baja has a right to contribute to the Phase II funding such amount that would result in it holding up to a maximum 40% interest in MMB. If Baja makes no contribution to the Phase II funding, Baja’s interest in MMB will be reduced from 49% to 10%. Baja’s right to contribute to the Phase II funding is subject to contributing a minimum of $10,000. Baja may attempt to raise funds for its contribution only through a non-backstopped rights offering to Baja’s shareholders. The Company’s largest shareholder, Mount Kellett, has advised that it does not intend to participate in such a rights offering. In addition, if the total Phase II costs to complete the project exceed $443,390 and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted according to a formula to be negotiated.

If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Stage II Funding Requirement) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Phase II participation right by the total amount of the Phase II Funding Requirement. If Baja fully exercises its Phase II participation right, it would be required to contribute approximately $341,069 to retain a maximum 40% interest in MMB.

Following the date of filing an updated NI 43-101 compliant report technical report on the Boleo Project, the Company will have 60 days without financial penalties to make such contribution to complete a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right.

Consortium Phase II Funding Commitment

At December 31, 2012, KORES on behalf of the Consortium had committed $174,000 toward the Phase II Funding Requirement. Subsequent to December 31, 2012, KORES on behalf of the Consortium provided a definitive commitment to Baja that it will provide the Phase II Funding Requirement and had contributed a further $85,027 to MMB (note 1 (a)) pursuant to which the Company’s interest in MMB was reduced to 26.2% (note 1 (c)).

On behalf of the Consortium and MMB, KORES has entered into negotiations with MMB’s lenders (note 1 (d)). In November 2012, the MMB US EXIM Facility was terminated and KORES negotiated a new approximately $419,000 facility US EXIM (inclusive of approximately $126,000 previously outstanding under the original US EXIM Facility, which obligations were novated to and assumed by KORES) (“Kores EXIM Facility”) to be used to finance further construction and development of the Boleo Project. KORES is the only borrower under the Kores EXIM Facility. In December 2012, KORES unilaterally provided MMB with a new corporate loan facility.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Consortium Phase II Funding Commitment (continued)

In addition Baja was informed that MMB and the relevant lenders under the 2010 Project Financing agreed to terminate the $50,000 cost-overrun facility thereunder (under which no loans were outstanding as of such termination). The remainder of the facilities under the 2010 Project Financing, in outstanding loans and commitments, continue to stand as per the original agreements with MMB’s lenders and remain in default. However, at December 31, 2012, the 2010 Project Financing lenders (which no longer includes US EXIM) have agreed to temporarily forbear exercise of rights and remedies under the 2010 Project Financing pursuant to a third standstill agreement, which expired on March 31, 2013 (note 1(d)). Baja remains liable under its guarantees provided in connection with the 2010 Project Financing (note 20 (a)).

MMB Loss of Control

Pursuant to the terms of the Consortium Financing, upon the loss of control of MMB, management responsibility transitioned from the Company to the Consortium and changes to be made to the shareholders’ agreement governing the rights of the shareholders of MMB were agreed. The changes will expand the power of the Consortium to manage the business of MMB and limit Baja’s rights. Baja approval will continue to be required for changes to the rights attaching to Baja’s MMB shares and to any related party transactions with a value over $1,000. Baja will continue to have the right to proportional board representation, and will be entitled to have one director on the MMB board, as long as its interest in MMB is at least 8%. As stated in the Consortium Financing term sheet, when financing documents are renegotiated, the Company will seek to reduce its debt guarantees to reflect its proportionate equity interest in MMB.

As a result of the loss of control of MMB, in accordance with IAS 27 – Consolidated and Separate Financial Statements, the Company has derecognized the assets and liabilities of MMB at their carrying amounts on August 27, 2012, the date when control was lost, and recognized the retained investment in MMB at its fair value (note 4) and reported a loss on deconsolidation. The Company will account for MMB’s results under the equity method as defined in IAS 28 – Investments in Associates for as long as it retains significant influence over MMB.

Going concern considerations

Should the Consortium not complete the Phase II Funding Requirement or extend the further necessary funding to MMB or should the Phase II Funding Requirement not be sufficient to complete the Boleo Project and/or an agreement cannot be reached with the remaining 2010 Project Financing lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB.

Should the Company and MMB be forced to shut down the Project and/or the remaining Project Financing lenders choose to exercise remedies available to the lender group, the Company may be ultimately held accountable for the settlement of its proportionate obligation under the current senior facilities completion guarantee. Regardless of any changes in the Company’s ownership interest in MMB, currently, under the terms of the 2010 Project Financing, the Company remains liable for 70% of MMB’s senior borrowings and any amounts to be funded to achieve economic completion. As at December 31, 2012, MMB had drawn $233,274 against the 2010 Project Financing (note 20(a)).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Going concern considerations (continued)

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following:

a)	the Phase II Funding Requirement as committed by the Consortium being completed;

b)	the continued support of the remaining 2010 Project Financing lenders in choosing not to exercise any remedies available to them under the Event of Default;

c)	the renewal on March 31, 2013 of the latest standstill agreement and/or the reinstatement or replacement of the remaining 2010 Project Financing;

d)	completion of development of the Boleo Project;

e)	establishing profitable operations.

In addition, should the Company be required to repay the refundable manganese deposit liability, it currently has insufficient funds available to settle this liability (note 13(a)).

The success of these factors above cannot be assured and accordingly, there is a substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Subsequent events

a)	The Company was informed by MMB that as of January 15, 2013, KORES had advanced a further $85,027 to MMB subsequent to the year end for continued construction of the Boleo Project.

b)

On January 31, 2013, the Company announced that it had been informed by SRK Consulting that the summary of the updated NI 43-101 compliant technical report on the Boleo Project had not yet been completed. At that time representatives from MMB, KORES and other third parties were continuing to contribute information and provide feedback on several key sections of the report, and significant progress had been made. As of April 1, 2013 Baja has yet received the technical report. Baja is unable to provide further guidance regarding the delivery date of the technical report as its completion is dependent upon MMB and KORES who are working with their mining consulting engineers to finalize the design of the mining operations. The Company has no control or influence over this aspect of the technical report’s preparation.

c)

On February 6, 2013, the Company announced that pursuant to receipt of the definitive commitment by KORES on behalf of the Consortium and as contemplated in the Consortium Financing, the Company had agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by the Consortium and/or KORES toward the total Phase 2 Funding Requirement. Based on Phase II contributions made of $259,027 as at February 12, 2013, representing 58.4% of the Phase 2 funding requirement, a further 22.8% equity interest in MMB has been transferred to the Consortium, reducing the Company’s equity interest in MMB from 49% to 26.2%.

In addition, the Company has also transferred to KORES $67,313 of its shareholder loans to MMB plus associated accrued interest to adjust the shareholder loans owed by MMB to the Company so they correspond with its proportionate equity interest in MMB as provided for under the Consortium Financing. The framework agreed between the parties provides for three further pro rata transfers of equity and shareholder loans plus accrued interest to the KORES appointed entity upon contributions being made by the Consortium or KORES to MMB of $60,000, $60,000 and $64,393, which will dilute Baja’s equity interest in MMB to 20.9%, 15.7% and 10%, respectively. No fixed schedule has been set out for the timing of the further funding contributions to be made by the Consortium or KORES to MMB.

d)

On February 6, 2013, the Company announced that MMB has advised it that the remaining 2010 Project Financing lenders continue to temporarily forbear exercise of rights and remedies under the 2010 Project Financing pursuant to a third standstill agreement, which expired on March 31, 2013. MMB has informed the Company that it continues actively to engage the remaining 2010 Project Financing lenders in a renegotiation of the original project financing in an effort to normalize the loan facilities. The Company has been informed by MMB that as of the date of these financial statements, KORES and MMB are currently negotiating with the remaining 2010 Project Financing Lenders to extend the existing standstill agreement.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

a)	Basis of preparation

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value.

c)	Principles of consolidation

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries.

Subsidiaries are all entities the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies and generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases. The results of subsidiaries that have been deconsolidated during the year are included up to the date control ceased. All significant inter-company transactions and balances have been eliminated upon consolidation.

The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Until August 27, 2012, Boleo Luxembourg held a 70% interest in Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. On August 27, 2012, Boleo Luxembourg lost control over MMB when its interest in MMB was reduced to 49%. MMB held a 100% interest in both Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

d)	Foreign currency translation

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). At December 31, 2012, the Company has entities with Canadian dollar and US dollar functional currencies. The consolidated financial statements are presented in US dollars, which is the group’s presentation currency.

Foreign currency transactions

In preparing the financial results of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency of the individual entities are translated using the period end foreign exchange rate. Non-monetary assets, liabilities, and equity are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the consolidated statements of operations.

Translation of the consolidated financial statements into the presentation currency

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities using the exchange rate at period end; and income, expenses and cash flow items using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period). All resulting exchange differences arising from the translation of the entities with a functional currency other than the US dollar are reported within accumulated other comprehensive income as a separate component of equity.

e)	Financial assets and liabilities

A financial asset or liability is recognized initially (at trade date) at its fair value plus, in the case of a financial asset or liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the instrument. Financial assets and liabilities carried at fair value through profit and loss are initially recognized at fair value and transaction costs are expensed in the consolidated statements of operations.

After initial recognition, financial assets are measured at their fair values except for loans and receivables, which are measured at amortized cost. After initial recognition, financial liabilities are measured at amortized cost except for financial liabilities at fair value through profit and loss, which are measured at fair value.

The Company classifies its financial assets and liabilities at initial recognition according to their characteristics and management’s intentions related thereto.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

e)	Financial assets and liabilities (continued)

The classifications currently being used by the Company for financial assets include:

1.	Fair value through profit or loss – measured at fair value with changes in fair value recorded in the consolidated statements of operations.

2.	Loans and receivables – measured at amortized cost with gains or losses recognized in the consolidated statements of operations in the period that the asset is no longer recognized or impaired.

  Classification choices for financial liabilities include:

1.	Fair value through profit and loss – measured at fair value with changes in fair value recorded in the consolidated statements of operations.

2.

Other financial liabilities – measured at amortized cost using the effective interest rate method with gains and losses recognized in the consolidated statements of operations in the period that the liability is no longer recognized.

The Company’s financial assets and liabilities are generally classified and measured as follows:

(i)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short-term liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents exclude cash subject to restrictions. Cash and cash equivalents and restricted cash are designated as loans and receivables.

(ii)	Short-term deposits

Short-term deposits include term deposits and short-term liquid investments with the original term to maturity of greater than three months but less than one year. Short-term deposits are designated as loans and receivables.

(iii)	Other receivables and deposits

Other receivables and deposits are classified as loans and receivables and accordingly are measured initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest method. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

e)	Financial assets and liabilities (continued)

(iv)	Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities and debt are classified as other financial liabilities and are initially recognized at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Accounts payable and accrued liabilities and debt are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

(v)	Derivative financial instruments

The Company may enter into derivative instruments such as forwards or options from time to time to preserve and enhance future cash flow streams. Forward exchange contracts may be entered into from time to time to hedge anticipated future transactions. Derivatives embedded in non-derivative contracts are recognized separately unless closely related to the host contract.

Derivative financial instruments, including embedded derivatives, are initially recognized at fair value on the date the contract is entered into and are subsequently re-measured at their fair value. Fair values of derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the balance sheet date. Changes in fair value are recognized in the statements of operations as the Company does not currently apply hedge accounting.

Derivative instruments are classified as current or non-current assets or liabilities, depending on their maturity dates.

(vi)	Financial assets – impairments

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment may include the following:
significant financial difficulty of the issuer or counterparty:
default or delinquency in interest or principal payments; or
it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

f)	Inventories

  Inventories were comprised of stockpiled ore and consumables held by MMB. Stockpiled ore was valued at the lower of cost and net realizable value. Cost was determined using the weighted average method and includes direct mining expenditures, as well as an allocation of indirect mining costs. Net realizable value was the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Consumables were valued at the lower of cost and net realizable value, with replacement cost used as the best available measure of net realizable value. If the carrying value exceeded the net realizable amount, a write down was recognized in the consolidated statements of operations. The write-down may be reversed in a subsequent period if the circumstances that caused it no longer exist.

g)	Investment in associates

  Investment in associates over which the Company exercises significant influence is accounted for using the equity method. The Company’s investment is initially recorded at cost, which represents the fair value of the consideration paid. When the Company recognizes an investment in an associate on the loss of control of a former subsidiary, cost is measured as the fair value of the investment retained in the former subsidiary. Thereafter, the carrying value of the investment is increased by additional contributions to the associate and decreased for any distributions received from the associate. The carrying value is also adjusted for the Company’s share of the profit or loss of the associate after the initial date of recognition. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

  The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If such evidence exists, the investment is tested for impairment. An impairment loss is recognized as the amount by which the carrying value exceeds the recoverable amount of the associate. Impairment losses are reversed to the extent the recoverable amount subsequently increases.

h)	Deferred financing costs

  Deferred financing costs in connection with proposed debt or equity issuances that are probable are recorded as assets. As the corporate transactions occur, the deferred financing costs are allocated to the carrying value of the debt or equity recognized. Deferred financing costs include only those costs that are incremental and directly attributable to the proposed issuance and any overhead costs are expensed as incurred. In the event that the issuance is abandoned, previously capitalized deferred financing costs are expensed through the consolidated statements of operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

i)	Property, plant and equipment

  Mineral properties

  Mineral properties were held by MMB.

  Acquisition costs for property rights and mining concessions were capitalized. Exploration and evaluation costs were expensed in the period incurred. Development costs were capitalized once a development decision was made based on consideration of project economics, including future metal prices, reserves and resources and estimated operating and capital costs.

  A decision to develop the Boleo Project was made following the completion of the Definitive Feasibility Study on the economic and technical feasibility of the project in May 2007. From that point forward, all costs directly attributable to mine and project development were capitalized until such a time as individual mines or components of the project were capable of operating in the manner intended by management.

  Plant and equipment, and construction in progress

  Plant and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment.

  Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced component is derecognized. All other costs are charged to the consolidated statements of operations during the period in which they are incurred.

  Assets available for use are depreciated to their residual values over their estimated useful lives.

  Depreciation of other plant and equipment is calculated using the straight-line method over the following estimated useful lives:

Computer software and equipment	two to three years
Process mobile equipment	three to ten years
Transportation equipment	four years
Office equipment, furniture and vehicles	five years
Leasehold improvements	ten years
Buildings	twenty years

  Both the estimated useful lives and residual values of assets are reviewed at least annually.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

j)	Borrowing costs

  Borrowing costs attributable to the acquisition, construction, or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as interest expense in the consolidated statements of operations in the period in which they are incurred.

k)	Impairment of non-financial assets

  Assets that are subject to depreciation or amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the consolidated statements of operations for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (“cash-generating units”).

  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

  An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

l)	Leases

  Leases of assets under which substantially all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. The lease expenses are charged to profit or loss on a straight line basis over the life of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

m)	Provisions

(i)	General provisions

  Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

  The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the period end, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(ii)	Environmental liabilities

  Environmental liabilities were recorded by MMB.

  MMB recognized liabilities for constructive and legal obligations associated with the retirement of property, plant and equipment that result from the acquisition, construction, development or normal operation of the assets. Such environmental liabilities were recognized based on the discounted estimated future cash flows. MMB considered all risks relating to the liabilities in the cash flow estimates and, as such, applied a risk-free discount rate. Environmental liabilities were adjusted at each reporting period for changes to factors, including the expected amount of the cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate. The net present value of future reclamation cost estimates were capitalized to mineral properties and were depreciated on the same basis as mineral properties.

  MMB’s estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. These changes were recorded directly to property, plant and equipment with a corresponding entry to the asset retirement obligation. MMB’s estimates were reviewed at the end of each reporting period for changes in regulatory requirements, effects of inflation and changes in estimates.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

n)	Stock-based compensation

  The Company’s share option plan provides for the granting of stock options to directors, officers, employees and service providers, which allows them to purchase common shares of the Company. The Company grants such options on a graded vesting basis for periods of up to five years at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

  The fair value of the options issued to employees, or those providing services similar to employees, are measured at the grant date, using the Black-Scholes option pricing model, and is recognized over the period that the employees earn the options. The fair value is either recognized as general and administration expense or as property, plant and equipment when grants are to individuals working directly on mineral projects. A corresponding increase is then recognized in equity.

  The amount recognized is adjusted to reflect the number of share options expected to vest. Stock options issued to non-employees are recognized based on the fair value of the goods or services received.

o)	Share purchase warrants

  Share purchase warrants issued by the Company with an exercise price denominated in the Company’s functional currency are considered to be equity instruments, with the consideration received reflected as contributed surplus. Upon exercise, the original consideration is reallocated from contributed surplus to share capital along with the associated exercise price.

p)	Income taxes

  Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

  Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustments to tax payable in respect of previous years.

  Deferred tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are reviewed at each reporting period and recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized.

  Deferred tax assets and liabilities of the same taxable entity are offset when they relate to taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities are presented as non-current.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

q)	Earnings (loss) per share

  Basic earnings (loss) per share is computed by dividing the earnings (loss) for the year attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

  Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if outstanding stock options and warrants were exercised and converted to common shares. The weighted average number of diluted shares is calculated in accordance with the treasury stock method, whereby dilution is calculated based upon the number of common shares issued should “in-the-money” stock options and warrants be exercised and the proceeds used to repurchase common shares of the Company at the average market price during the period.

r)	Segment reporting

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

s)	Adoption of new or revised IFRSs and IFRSs not yet effective

  The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

(i)	IFRS 9 – Financial Instruments

  In October 2010, the IASB added the requirements for financial liabilities in the previously issued IFRS 9 Financial Instruments (“IFRS 9”). This standard is effective for annual periods beginning on or after January 1, 2015 and replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. The main difference is that, in cases where the fair value option is taken for financial liabilities, the part of the a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in the consolidated statements of operations , unless this creates an accounting mismatch. The Company has not yet assessed the impact of this standard on the consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

s)	Adoption of new or revised IFRSs and IFRSs not yet effective (continued)

(ii)	IFRS 10 – Consolidation

  In May 2011, the IASB issued IFRS 10 Consolidation (“IFRS 10”), which replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has assessed that the adoption of this standard will not impact the consolidated financial statements.

(iii)	IFRS 12 – Disclosure of Interests in Other Entities

  In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has assessed that the adoption of this standard will require additional disclosures in the consolidated financial statements.

(iv)	IFRS 13 – Fair Value Measurement

  In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard will not have a material impact on the consolidated financial statements. However, it will impact the annual disclosures.

(v)	Amendments to IAS 27 – Separate Financial Statements and to IAS 28 – Investments in Associates and Joint Ventures

  In addition, the IASB has made amendments to existing standards, including IAS 27 and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28 has been amended to include joint ventures in its scope and for conforming changes based on the issuance of IFRS 10 and IFRS 11. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has assessed that the adoption of this standard will not impact the consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

s)	Adoption of new or revised IFRSs and IFRSs not yet effective (continued)

(vi)	Amendments to IAS 1 – Presentation of Financial Statements

  The IASB has amended IAS 1 Presentation of Financial Statements (“IAS 1”) to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company has assessed that the adoption of this standard will not impact the consolidated financial statements. However, the adoption of this standard will require additional disclosures.

(vii)	Amendments to IAS 32 – Financial Instruments: Presentation

  Amendments to IAS 32 clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial statements. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. Early adoption is permitted. The Company has not yet assessed the impact this standard will have on the consolidated financial statements.

3	Critical accounting estimate and judgements

  The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of various future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

  Estimates are reviewed on an ongoing basis using historical experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

  The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period are as follows:

(i)	Measurement of the refundable deposit liability

  A refundable deposit liability is payable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the economic completion date of the Project. The Company cannot accurately predict the outcome or timing of this decision (note 13(a)).

(ii)	Recoverability of insurance and other receivables

  If an insurance claim relates to a recovery of losses, the Company recognizes the recovery when it is probable and reasonably estimable.

  Management’s judgment and estimates for the recoverability of insurance and other receivables are based on information available from internal and external resources at that time. Actual results could differ from these estimates and judgments, as additional information becomes known.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

3	Critical accounting estimate and judgements (continued)

(iii)	Impairment of assets

  The Company exercises judgement when evaluating the evidence of impairment for other receivables and its investment in associate. Where such evidence exists, estimates of future cash flows and the recoverable amount are required to determine the amount of any impairment.

  Management’s judgment and estimates in these areas are based on information available from internal and external resources at that time. Actual results could differ from these estimates and judgments, as additional information becomes known.

(iv)	Income taxes

  Foreign withholding taxes are payable when interest from shareholder loans are received. Shareholder loans to MMB are included in the Company’s investment in associate (notes 4 and 8). The shareholder loans owed Baja from MMB will be adjusted from time to time and as necessary to correspond with the respective equity interests of the shareholders in MMB. The accrued withholding tax is estimated at each reporting period based on management’s assessment of ultimate future tax obligations, and the portion attributable to current reporting period. Actual results could differ from these estimates and judgements, as additional information becomes known.

  In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The Company does not currently have cash flows from operations causing uncertainty that future taxable income will be available to utilize its deferred tax assets.

(v)	Guarantees

  The Company recognizes a liability for contingent liabilities, such as the guarantees the Company has provided to lenders of MMB, when there is a present obligation arising as a result of a past event, payment is probable and the amount can be estimated reliably.

  As at the reporting date, the MMB debt guaranteed by the Company is in an event in default and the Boleo Project has experienced significant cost overruns. In the Company’s assessment of whether payment is probable under the guarantees, the Company considered the factors for MMB’s ability to continue as a going concern including the status of the existing MMB loan facilities, and the subsequent commitment by KORES to provide Stage II funding (note 1).

  Any changes impacting management’s assessment of the timing and probability of the Company’s obligations under the guarantees may result in the Company recording a liability on its balance sheet.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

4	Deconsolidation of subsidiary

  On August 27, 2012, the Consortium completed the Stage I financing of $90,000 and pursuant to the terms of the Consortium Financing, Baja’s ownership interest in MMB was reduced from 70% to 49% (a reduction of 21%). Although the Company lost control over MMB, it retains significant influence in MMB through its shareholding and board representation.

  Baja’s investment in MMB is a combination of shares in common stock and shareholder loans. The shareholders of MMB are required to fund their proportionate equity percentage in the Boleo Project by advances through shareholder loans or subscriptions to additional shares. The shareholder loans to MMB are subordinated debt (see note 13 (b)), and the shareholder loans owed by MMB to each of Baja and the Consortium members will be adjusted from time to time and as necessary to correspond with the respective equity interests of the shareholders in MMB. As such, the shareholder loans form in substance part of Baja’s residual equity investment in MMB.

  In approximating a fair value for its 49% interest in MMB, management has considered that MMB represents the Company’s most significant asset. Therefore a reliable and verifiable proxy for the fair value attributable to the Company’s investment in MMB as at August 27, 2012, may be determined by the market capitalization of the Company following the announcement of the completion of the Stage I interim funding adjusted for the fair values at August 27, 2012 of the Company’s other assets and liabilities. This method supports an approximate fair value for the Company’s interest in MMB of $33.7 million as at August 27, 2012.

  Accordingly, the Company has:

    Derecognized the assets and liabilities of and non-controlling interest in MMB at their carrying amounts on August 27, 2012;

    Derecognized the carrying value of Baja’s shareholder loan receivable from MMB (previously eliminated upon consolidation);

    Recognized the investment retained in MMB at its fair value; and

    Recognized the difference as a loss attributable to the Company on the loss of control of MMB.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

4	Deconsolidation of subsidiary (continued)

  The following table summarizes the carrying values of the assets and liabilities on August 27, 2012 and the loss resulting from the loss of control of MMB.

August 27,
2012
ASSETS
Cash and cash equivalents	39,688
Other current assets	26,158
Current assets	65,846

Restricted cash (note 6)	26,743
Deposits	8,977
Inventory (note 7)	3,046
Deferred financing costs (note 9)	1,460
Property, plant and equipment (note 10)	836,783

Total assets	942,855

LIABILITIES
Accounts payable and accrued liabilities	111,077
Current portion of environmental liabilities (note 11)	327
Current portion of senior debt (note 12)	359,510
Current portion of subordinated debt (note 13(b))	104,888
Current portion of derivative liabilities (note 14)	33,304
Current liabilities	(609,106)

Environmental liabilities (note 11)	24,411
Subordinated debt – non-controlling interests (note 13(b)), (b)	198,712

Total liabilities	(832,229)

Non-controlling interests (b)	50,561

Net assets and non-controlling interest derecognized	161,187

Net assets and non-controlling interest derecognized	(161,187)

Transfer of subsidiary’s other comprehensive income	218

Investment in MMB (a)	33,709

Loss on deconsolidation of subsidiary	(127,260)

a)	On August 27, 2012, Baja recorded its investment in MMB at its fair value of $33,709.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

4	Deconsolidation of subsidiary (continued)

b)

  For the 2012 year-end, MMB re-evaluated the discount rate used for estimating the fair value at inception of certain loan advances from shareholders in 2012. Accordingly, the Company reassessed the carrying value of subordinated debt held by non-controlling interests as of the date of loss of control, and reduced the carrying value by $26,488. This adjustment was recognized in the fourth quarter of 2012, and increased the loss on deconsolidation previously recognized at September 30, 2012.

c)

  For the 2012 year-end, Baja determined that a portion of the fair value differential of loans from non- controlling interests recorded in contributed surplus in 2012 should be recorded in equity attributable to non-controlling interests. Accordingly, the Company re-assessed the carrying value of non-controlling interests as of the date of loss of control by $15,062. This adjustment was recognized in the fourth quarter of 2012, and decreased the loss on deconsolidation previously recognized at September 30, 2012.

5	Other current assets

	December 31,	December 31,
	2012	2011
	(note 4)
Prepaid expenses	48	247
Value-added tax recoverable	-	20,801
Insurance recoveries	509	-
Other receivables	2,247	598

	2,804	21,646

  An impairment of $100 (2011-$Nil) was recorded against other receivables.

6	Restricted cash

	December 31,	December 31,
	2012	2011
	(note 4)
Construction funds (a)	-	24,271
Reclamation fund	-	4,900
Amounts restricted through credit facilities	-	1,979
Amounts restricted for employee liabilities (b)	1,267	-

	1,267	31,150

Current balance	1,267	-

Long-term balance	-	31,150

a)	As required under the senior debt arrangement signed on September 28, 2010 (note 12), MMB set up certain trust accounts for project funding.

b)	Represents funds held in a trust established by the Company in 2012. The trust will terminate by June 30, 2013. Any amount that remains in the trust after termination will be returned to the Company.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

7	Inventory

	December 31,	December 31,
	2012	2011
	(note 4)
Stockpiled ore	-	814
Development consumables	-	2,637

	-	3,451

  Stockpile ore inventory represents ore that MMB has extracted and is available for further processing. At December 31, 2011, stockpile ore was classified as long-term inventory as the processing plant was not scheduled for completion in the next twelve months.

  During 2012, MMB developed and implemented grade control and stockpile programs. Previously recognized stockpile inventory in the amount of $1,402 was written off.

8	Investment in associate

  As discussed in note 4, Baja’s investment in MMB is a combination of shares in common stock and shareholder loans. The shareholders of MMB are required to fund their proportionate equity percentage in the Boleo Project by advances through shareholder loans or subscriptions to additional shares. The shareholder loans to MMB are subordinated debt (see note 13 (b)), and the shareholder loans owed by MMB to each of Baja and the Consortium members will be adjusted from time to time and as necessary to correspond with the respective equity interests of the shareholders in MMB. As such, the shareholder loans form in substance part of Baja’s residual equity investment in MMB.

  The Company’s ownership interest in MMB was reduced from 70% to 49% on August 27, 2012 upon completion of Stage I of the Consortium Financing. The fair value of $33.7 million for Baja’s retained interests in MMB, including equity and shareholder loans combined, was recorded as an investment in associate.

  The Company’s share of the results of MMB subsequent to the loss of control is recorded in the consolidated statements of operations.

Balance – January 1, 2012	-
Initial recognition (note 4)	33,709
Share of results in associate	9,985

Balance – December 31, 2012	43,694

  The principal balance of the shareholder loans to MMB was $264,092 ($309,038 with accrued interest) at the date of loss of control of August 27, 2012 (note 4). Subsequent to year-end, Baja transferred a further 22.8% equity interest in MMB reducing the Company’s equity interest in MMB from 49% to 26.2% (note 1). The Company also transferred to KORES $67,313 of its shareholder loans to MMB plus associated accrued interest to adjust the shareholder loans owed by MMB to the Company so they correspond with its proportionate equity interest in MMB as provided for under the Consortium Financing .

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

8	Investment in associate (continued)

  The summarized unaudited consolidated financial information of MMB is set out below.

December 31,
100% of reported balances by MMB:	2012

Total current assets	33,633
Total assets	1,103,705

Current liabilities	424,276
Total liabilities	1,148,727

Revenue – for the year	-
Net loss – for the year	(195,613)

  The year to date consolidated net loss of MMB as of the date of loss control on August 27, 2012 was $(216,332).

9	Deferred financing costs

Balance – January 1, 2011	30,648
Additions	11,627
Transfer to senior debt (note 12)	(13,539)
Transfer to subordinated debt (note 13(b))	(3,591)
Foreign exchange adjustment	(335)
Balance – December 31, 2011	24,810
Additions	2,619
Transfer to senior debt (note 12)	(10,421)
Impairment	(15,542)
Foreign exchange adjustment	(6)
Deconsolidation of subsidiary (note 4)	(1,460)

Balance – December 31, 2012	-

  During 2012, the Company considered the uncertainty surrounding MMB’s ability to reinstate the senior and subordinated debt facilities (notes 1, 12 and 13 (b)) and recorded an impairment of $15,542 of deferred financing costs.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

10	Property, plant and equipment

	Plant and	Construction	Mineral	Total
	equipment	in progress	properties	(note 4)
Cost

Balance – January 1, 2011	9,301	63,781	129,986	203,068
Additions	24,155	306,878	40,647	371,680
Borrowing costs capitalized	-	-	22,708	22,708
Share-based payments capitalized	-	-	2,555	2,555
Asset retirement obligation change in estimate	-	-	15,490	15,490
Transfer between categories	24,485	(24,485)	-	-
Disposals	(297)	-	-	(297)
Impairment	(2,746)	-	-	(2,746)
Foreign currency translation	(111)	-	(197)	(308)

Balance – December 31, 2011	54,787	346,174	211,189	612,150
Additions	4,046	275,902	58,976	338,924
Borrowing costs capitalized	-	-	66,307	66,307
Share-based payments capitalized	-	-	(49)	(49)
Asset retirement obligation change in estimate	-	-	8,320	8,320
Transfer between categories	41,939	(41,939)	-	-
Disposals	(3,099)	-	-	(3,099)
Impairment	(1,861)	-	(171,474)	(173,335)
Foreign currency translation	96	-	16	112
Deconsolidation of subsidiary	(95,807)	(580,137)	(173,285)	(849,229)

Balance – December 31, 2012	101	-	-	101

Accumulated depreciation

Balance – January 1, 2011	(2,244)	-	-	(2,244)
Depreciation	(5,208)	-	-	(5,208)
Disposals	297	-	-	297
Foreign currency translation	43	-	-	43

Balance – December 31, 2011	(7,112)	-	-	(7,112)
Depreciation	(7,645)	-	-	(7,645)
Disposals	2,596	-	-	2,596
Foreign currency translation	(342)	-	-	(342)
Deconsolidation of subsidiary	12,446	-	-	12,446

Balance – December 31, 2012	(57)	-	-	(57)

Net carrying value
At December 31, 2011	47,675	346,174	211,189	605,038

At December 31, 2012	44	-	-	44

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

10	Property, plant and equipment (continued)

  During 2012, the Company identified a significant forecast cost overrun on the Boleo Project (note 1), which subsequently led to a significant decline in the Company’s market capitalization. In light of these events, the Company recorded an impairment loss of $171,474 against its property, plant and equipment in the statement of operations. The impairment is based on the estimated value in use of a single cash-generating unit - the Boleo Project, located in Mexico. In estimating the value in use, management applied a discounted cash flow approach, which reflected expected revenue and operating expenditure during the life of the mine using a 12.25% pre-tax discount rate.

  The Company also recorded an impairment of $1,861 in 2012 against the remaining assets held at the head office.

  The net book value of property, plant and equipment decreased by $836,783 from the deconsolidation of MMB in 2012 (note 4).

11	Environmental liabilities

  Environmental liabilities were recorded by MMB.

Balance – January 1, 2011	359
Accretion of discounted liability for the period	168
Change in estimate – estimated cash flows (a)	15,490
Change in estimate – discount rate (b)	97

Balance – December 31, 2011	16,114
Accretion of discounted liability for the period	304
Change in estimate – estimated cash flows (a)	7,899
Change in estimate – discount rate (b)	421
Deconsolidation of subsidiary – current (note 4)	(327)
Deconsolidation of subsidiary – long-term (note 4)	(24,411)

Balance – December 31, 2012	-

a)	Additional surface disturbance during the period caused an increase in the expected amount of the remediation liability.
b)	The Company adjusted MMB’s environmental liabilities for a change in the risk-free discount rate, which was 2.38% at the date of deconsolidation of August 27, 2012 (December 31, 2011 – 2.49%).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

12	Senior debt facilities

  The senior debt facilities were held by MMB. The following tables summarize the senior debt facilities held by MMB prior to deconsolidation (note 4).

	August 27,	December 31,
	2012	2011

Export-Import Bank of the United States (a)	127,088	103,916
Export Development Canada (b)	121,080	24,935
Korean Development Bank (c)	71,577	14,882
Commercial Banks (d)	39,765	8,285
Cost Overrun Facility (e)	-	-

	359,510	152,018

Deconsolidation of subsidiary (note 4)	(359,510)	-

Current balance	-	152,018

		Amount
	Face value	recognized

Balance - December 31, 2010	-	-
Contributions	176,474	164,151
Financing costs (note 9)	-	(13,539)
Capitalized interest	375	375
Interest accrued (net of interest payments)	595	595
Amortization of financing costs	-	436

Balance - December 31, 2011	177,444	152,018
Contributions	180,000	180,000
Financing costs (note 9)	-	(10,421)
Capitalized interest	1,782	1,782
Interest accrued (net of interest payments)	284	284
Amortization of financing costs	-	35,847
Deconsolidation of subsidiary (note 4)	(359,510)	(359,510)

Balance – December 31, 2012	-	-

  The senior debt facilities were in an Event of Default at the time of deconsolidation (note 1).

a)	This facility was terminated in November 2012 (note 1). The fixed interest rate was 3.02% per annum.

b)	The loan bears interest at Adjusted LIBOR plus a margin that will vary between 3.75% and 4.5% at various periods of the loan.

c)	The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.65% and 4.1% at various periods of the loan.

d)	The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.8% and 4% at various periods of the loan.

e)	The $50,000 cost over-run facility was terminated subsequent to deconsolidation (note 1). No amounts were outstanding at the date of termination.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

13	Subordinated debt facilities

	December 31,	December 31,
	2012	2011

Refundable deposit liability (a)	10,000	9,360
Subordinated debt facilities held by MMB (b)	-	233,797

	10,000	243,157

Current balance	10,000	9,360

Long-term balance	-	233,797

a)	Refundable deposit liability

  A refundable deposit liability of $10,000 was included in the cash proceeds received from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the economic completion date. Alternatively, additional consideration may be paid to the Company by the Consortium of approximately $13,000 upon a positive decision related to the production of manganese being made by the time of economic completion of the Boleo Project.

  Prior to the loss of control of MMB, the refundable deposit liability was measured at amortized cost. The remaining life was estimated based on a weighted probability assessment that the manganese production decision could likely be made on or earlier than December 31, 2012.

  As the manganese production decision is to be made by the board of directors of MMB, the Company recognized the face value of the refundable deposit liability when the Company lost control of MMB on August 27, 2012 (note 1). The Company cannot accurately predict the outcome or timing of the manganese production decision. The change in estimate of amortized cost was recorded as accelerated accretion.

		Amount
	Face value	recognized

Balance – January 1, 2010	10,000	8,756
Accretion of discounted liability for the year	-	604

Balance - December 31, 2011	10,000	9,360
Accretion of discounted liability for the year	-	640

Balance – December 31, 2012	10,000	10,000

Current balance	10,000	10,000

Long-term balance	-	-

  At December 31, 2012, the Company estimates the fair value of the refundable deposit liability to be equal to the amount payable on demand of $10,000.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

13	Subordinated debt facilities (continued)

b)	Subordinated debt facilities held by MMB

  The following tables summarize the subordinated debt facilities held by MMB prior to deconsolidation (note 4).

	August 27,	December 31,
	2012	2011

Subordinated debt - KDB (i)	52,515	49,301
Funding loan - Consortium (ii)	52,373	42,269
Loans from non-controlling interest (iii)	198,712	142,227
	303,600	233,797
Deconsolidation of subsidiary – current (note 4)	(104,888)	-
Deconsolidation of subsidiary – long-term (note 4)	(198,712)	-

	-	233,797

Current balance	-	-

Long-term balance	-	233,797

		Amount
	Face value	recognized

Balance – January 1, 2010	70,791	66,331
Contributions	163,867	157,771
Financing costs (note 9)	-	(3,591)
Interest accrued	13,384	13,384
Amortization of financing costs	-	(98)

Balance - December 31, 2011	248,042	233,797
Contributions	97,470	47,264
Interest accrued	12,330	12,330
Amortization of financing costs	-	10,209
Deconsolidation of subsidiary (note 4)	(357,842)	(303,600)

Balance – December 31, 2012	-	-

(i)

  The KDB subordinated debt was in an Event of Default at the time of deconsolidation (note 1). This facility bears interest at LIBOR plus a margin that varies between 3.95% and 4.3% at various periods of the loan.

(ii)	The Funding loan was in an Event of Default at the time of deconsolidation (note 1). This facility bears interest at the six-month average LIBOR plus 3.5%.

  These loans are repayable within ten years from the initial distributions available to the shareholders of MMB, and accrue ordinary interest at 10% per annum.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

14	Derivative instruments

	December 31,	December 31,
	2012	2011
	(note 4)
Louis Dreyfus put option (a)	-	5,695

Derivative assets	-	5,695

Hedge liability (b)	-	29,966
Mandatory prepayment – Baja funding loan (c)	-	6,818
Mandatory prepayment – US EXIM facility (d)	-	12,924

Derivative liabilities	-	49,708

Current balance	-	42,890
Long-term balance	-	6,818

a)	Louis Dreyfus put option

  As part of the project debt facility, MMB was required to arrange a $100,000 cost overrun facility. MMB obtained $50,000 of the cost overrun facility proportionately from the Commercial Banks (note 12). The Company and the Consortium had agreed to proportionately provide the remaining $50,000 of which the Company had satisfied its $35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) in the form of an irrevocable letter of credit.

  Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate. The cost overrun facility represents a purchase put option that does not meet the definition of equity. Consequently, the Company initially recorded a non-current derivative financial asset on its balance sheet.

  During the quarter ended June 30, 2012, Louis Dreyfus filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia. During the quarter ended September 30, 2012, the Company applied to stay the Supreme Court proceedings and stay was granted (note 20(d)).

  Under the terms of the Louis Dreyfus cost overrun facility, a draw on the facility is only possible if there is a simultaneous, pro rata draw on the Commercial Banks cost overrun facility. During the quarter ended December 31, 2012, the Commercial Banks elected to terminate the Commercial Banks cost overrun facility. As such, a draw on the Louis Dreyfus cost overrun facility is now very unlikely.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

14	Derivative instruments (continued)

a)	Louis Dreyfus put option (continued)

  Due to the Company’s inability to utilize the facility, the value of the Louis Dreyfus put option was reduced to $Nil as of December 31, 2012.

  Prior to December 31, 2012, the Company used the Black Scholes option-pricing model, applying management’s estimate of the weighted probability amount of the facility. The resulting fair value loss of $5,821 for the year (2011- $2,032 gain) was recognized in the consolidated statements of operations.

b)	Hedge liability - MMB

  In order to satisfy the conditions precedent to the senior debt facilities (note 12), MMB entered into a zero cost collar copper hedging program during 2010 with the Commercial Banks for 50% of the estimated Copper production during 2014, 2015 and 2016.

  The following table summarizes the hedge liability of MMB prior to deconsolidation (note 4).

			Fair value
Copper hedged	Put price	Call price	August 27,	December 31,
‘000’s lbs	$ per lb	$ per lb	2012	2011

33,716	2.40	3.96	(8,541)	(5,390)
130,146	2.40	3.97	(18,669)	(20,383)
17,637	2.40	4.01	(3,645)	(2,604)
11,097	2.40	4.02	(2,449)	(1,589)

192,596	2.40	3.97	(33,304)	(29,966)

  As of August 27, 2012, MMB used market valuations provided by the counterparties to estimate the fair value. Prior to this date, MMB valued its hedge liabilities using an option valuation model. The primary inputs in the valuation model were copper price, copper price volatility and interest rates.

  The Company recognized fair value losses of $3,338 (2011 - $42,764 gains) in the consolidated statements of operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

14	Derivative instruments (continued)

c)	Mandatory prepayment on Baja funding loan - MMB

  The Baja funding loan (note 13(b)) contained a cash sweep mechanism, which required that 11% of excess free cash flows available after debt servicing be used to reduce the amounts outstanding on that facility. This mandatory prepayment represented an embedded derivative, which was separated from the host contract.

  MMB was not in compliance with all covenants associated with the Baja Funding Loan and was under an Event of Default at the date of loss of control on August 27, 2012. Based on the remedies and rights available to the Consortium, management determined that the Baja funding loan contained a demand feature and that the fair value of the mandatory prepayment option associated with the Baja funding loan approximated $Nil at August 27, 2012.

  The Company recognized fair value gains of $6,818 (2011 - $3,463 loss) in the consolidated statements of operations.

d)	Mandatory prepayment on US EXIM facility – MMB

  The US EXIM facility (note 12) contained a cash sweep mechanism, which required that a portion of excess free cash flows available after debt servicing be used to reduce the amounts outstanding on that facility. This mandatory prepayment represented an embedded derivative, which was separated from the host contract.

  MMB was not in compliance with all covenants associated with its senior debt facilities and was under an Event of Default at the date of loss of control on August 27, 2012. Based on the remedies and rights available to the senior lenders, management determined that the US EXIM facility contained a demand feature and that the fair value of the mandatory prepayment option associated with the US EXIM facility approximated $Nil at August 27, 2012.

  The Company recognized fair value gains of $12,924 (2011 - $601 loss) in the consolidated statements of operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

15	Share capital

a)	Authorized share capital

  The Company has been authorized to issue an unlimited number of common shares without par value.

b)	Warrants

  Details of share purchase warrant activity is as follows:

Warrants outstanding – January 1, 2011	33,439,455
Warrants exercised during the year	(101,813)
Warrants expired during the year	(8,667,165)

Warrants outstanding – December 31, 2011	24,670,477
Warrants exercised during the year	(984,375)
Warrants expired during the year	(16,277,375)

Warrants outstanding – December 31, 2012	7,408,727

  The following table summarizes information about share purchase warrants outstanding at December 31, 2012:

	Number of warrants	Weighted average	Weighted average
Range of prices	outstanding and	contractual life	exercise price
(Cdn$ per warrant)	exercisable	(years)	(Cdn$ per warrant)

1.00 to 1.49	7,408,727	2.50	1.38

c)	Stock options

  Details of the Company’s stock option activity are as follows:

	Number of	Weighted average
	options	exercise price
		(Cdn$ per option)

Stock options outstanding – January 1, 2011	25,248,750	0.83
Granted	7,750,000	1.02
Exercised	(4,503,750)	0.41
Forfeited	(507,500)	1.06

Stock options outstanding – December 31, 2011	27,987,500	0.95
Granted	50,000	0.92
Exercised	(450,000)	0.40
Forfeited	(11,827,500)	0.96

Stock options outstanding – December 31, 2012	15,760,000	0.96

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

15	Share capital (continued)

c)	Stock options (continued)

  The following table summarizes information about stock options outstanding and exercisable at December 31, 2012:

		Weighted
	Number of	average	Weighted	Number of	Weighted
	outstanding	years to	average	exercisable	average
Range of prices	options	expiry	exercise price	options	exercise price
(Cdn$ per option)			(Cdn$)		(Cdn$)

0.40 to 0.49	2,755,000	0.55	0.40	2,755,000	0.40
0.50 to 0.99	1,655,000	1.37	0.57	1,655,000	0.57
1.00 to 1.49	11,350,000	2.79	1.15	11,000,000	1.15

	15,760,000	2.25	0.96	15,410,000	0.96

  At December 31, 2012, there were nil (2011 – 18,757,500) potentially dilutive shares related to stock options that have not been included in the diluted earnings per share calculation for the year presented because their effect is anti-dilutive.

  The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of 10% of the number of issued shares of the Company. At December 31, 2012, the Company has reserved 28,463,558 common shares under the plan. Options granted under the plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

  In 2012, the Company modified its stock option plan in order to limit the options available to be granted to non-executive directors to 1% of the Company’s outstanding shares.

  The fair value of the options granted during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the year, the Company granted 50,000 (2011 – 7,750,000) five-year stock options to consultants and employees, with a fair value of $25 (2011- $4,061) attributed to these options. The total stock-based compensation recorded during the year ended December 31, 2012 on all vested options was $289 (2011 – $8,012). This has been recognized, based upon the work carried out by the employee or consultant, to either general and administration expense (2012 - $338; 2011 – $5,457) or to property, plant and equipment (2012 - $(49); 2011 – $2,555), with the offsetting amount recorded to contributed surplus. The weighted average share price during the year was $0.28 (2011 - $1.08).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

15	Share capital (continued)

c)	Stock options (continued)

  The fair value of stock options granted during the year was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2012	2011

Risk-free interest rate	1.15%	1.69%
Dividend yield	0%	0%
Expected volatility (i)	75%	78%
Expected stock option life	3.85 years	3.35 years
Weighted average forfeiture rate	5.46%	1.41%
Weighted average exchange rates during the year (US$/Cdn$1)	$1.0006	$1.0117
Weighted average fair value of stock options granted	$0.50	$0.55

(i)	Expected volatility is determined by reference to historically observed prices of commons shares.

16	General and administration expense

	Years ended December 31,
	2012	2011

Office and administration	2,145	2,769
Management and directors fees (a)	1,731	1,081
Wages (a)	4,689	4,950
Professional and consulting fees	5,108	2,649
Stock-based compensation (a), (note 15(c))	338	5,457
Shareholders information (b)	2,300	880
Depreciation	1,724	1,550

	18,035	19,336

a)	See note 17 for compensation (including termination benefits) paid or payable to key management personnel.

b)	Shareholder information includes costs of $1,617 (2011 - $nil) incurred by the Company in connection with a proxy contest requisitioned by a significant shareholder.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

17	Related party transactions

  Compensation of key management personnel

  Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, other senior members of the management team, and the board of directors.

  The compensation paid or payable to key management, or to companies in common with key management personnel, for services provided is shown below.

	Year ended December 31,
	2012	2011

Salaries, director fees, management fees, and short-term employee benefits	1,802	4,514
Termination benefits	1,394	-
Stock-based compensation	373	4,577

	3,569	9,091

  The termination benefits above were paid to the former President and Chief Executive Officer, former Chief Financial Officer, former VP Engineering and Construction, and former VP Administration and Corporate Secretary.

  Transactions with MMB

  Under a management services agreement, the Company provided certain administrative, technical and other support services to MMB. In November 2012, MMB provided the required 90 days’ notice to terminate this management service agreement.

  Prior to the loss of control of MMB in August 2012 (note 4), any intercompany transactions with MMB were eliminated upon consolidation.

  Subsequent to the loss of control of MMB, the Company has recognized $1,099 in recoveries in the consolidated statements of operations as an offset against general and administrative expenses.

  At December 31, 2012, $1,736 is included in other receivables.

  Other related parties

  The Company also recognized $53 (2011- $207) of general and administrative expense recoveries from a company with directors and officers in common.

  The loans from the Consortium to MMB also represented related party transactions (note 13 (b)).

  The above transactions occurred at commercial terms.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

18	Income taxes

  Income tax recognized in profit or loss is comprised of the following:

	Years ended December 31,
	2012	2011
	(note 4)
Withholding taxes accrued (a)	1,673	(2,354)
Current income tax	-	(123)

Tax recovery (expense)	1,673	(2,477)

  A reconciliation between tax expense and the product of accounting income or loss multiplied by the Company’s statutory tax rate is as follows:

	Years ended December 31,
	2012	2011
	(note 4)
(Loss) income before income tax	(322,942)	22,498

Statutory tax rate	25%	26.5%

Expected recovery (expense) at statutory tax rate	80,735	(5,962)

Effect of foreign tax rates	3,747	(1,015)
Effect of change in future tax rates	-	(544)
Effect of loss on deconsolidation	(23,404)	-
Effect of foreign exchange differences	(7,090)	4,405
Effect of inflation adjustments in foreign tax jurisdiction	(4,833)	(2,629)
Foreign withholding taxes	1,673	(2,354)
Non-deductible expenses	(28,708)	(1,365)
Other permanent differences	(295)	(236)
	21,825	(9,700)
Change in unrecognized deferred tax assets	(20,152)	7,223
Income tax recovery (expense) at effective tax rate of 0.5% (2011: 11.0%)	1,673	(2,477)

a)	The tax recovery in 2012 reflects a change in the Company’s estimation of the withholding tax liability incurred on interest to be received on MMB shareholder loans (note 8).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

18	Income taxes (continued)

  The significant components of deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,	December 31,
	2012	2011

Non-capital loss carry-forwards	11,717	49,691
Deferred financing costs	95	4,395
Property, plant and equipment	1,039	-
Intercompany receivables	-	210
Capital losses and contributions	29,787	5,179
Share issuance costs	1,489	1,981
Accounts payable	-	74
Derivative liabilities	-	12,135
Environmental liabilities	-	4,535
	44,127	78,200
Unrecognized deferred tax assets	(44,127)	(23,611)

Deferred tax assets	-	54,589

Deferred financing cost	-	-
Property, plant and equipment	-	(47,903)
Senior and subordinated debt	-	(6,686)

Deferred tax liabilities	-	(54,589)

Net deferred tax asset (liability)	-	-

  At December 31, 2012, that Company had unrecognized non-capital losses for income tax purposes of $46,870 (2011 - $179,889) that may be used to offset future taxable income as follows:

			December 31, 2012
		Local	USD	Expiry date
		currency	equivalent
Non-capital losses
Canadian dollar	CAD	46,632	46,870	2014 - 2032

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

19	Segmented information

  The Company’s main business activity is its investment in MMB, who are developing the Boleo Project in Mexico.

  The breakdown by geographic area as at December 31, 2012 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	44	43,694	43,738
Current assets	10,638	-	10,638

Total assets	10,682	43,694	54,376

Total liabilities	11,795	-	11,795

  The breakdown by geographic region as at December 31, 2011 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	18,986	653,659	672,645
Current assets	34,781	59,558	94,339

Total assets	53,767	713,217	766,984

Total liabilities	14,301	498,484	512,785

  No revenues were earned in either of the geographic areas.

20	Guarantees, commitments and contingencies

a)

  Under the terms of the Company’s current senior lending facilities completion guarantee, the Company is liable for 70% of 2010 Project Financing. In addition, the Company has provided an overall economic completion guarantee but shall not be required to contribute more than 70% of any such amounts required. As at December 31, 2012, there is $233,274 drawn (including accrued interest) by MMB under the 2010 Project Financing. In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. As at December 31, 2012, the hedge liability reported by MMB was $46,235. The terms of the Consortium Financing state that Baja will seek to reduce its guarantee to reflect its proportionate equity interest in MMB when financing documents are renegotiated as part of an overall financing solution.

  The 2010 Project Financing is senior to all other debt held by MMB, and limits MMB’s ability to transfer funds to the Company in the form of dividends or repayment of debt or advances.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

20	Guarantees, commitments and contingencies (continued)

b)	Future commitments under non-cancellable operating leases for offices are as follows:

Not later than one year	100
Later than one year and not later than five years	127

227

  Minimum lease payments of $683 (2011- $636) were recognized as an expense in the Consolidated Statements of Operations.

c)

  In 2012, the Company entered into a lease assignment for offices no longer being used by the Company. In order to induce the landlord to approve the assignment, the Company provided an indemnity agreement to the landlord. The Company will remain liable during the balance of the lease term in the event the assignee does not fulfill its obligations to the landlord. The lease expires September 30, 2020.

  The future aggregate minimum lease payments by the assignee to the landlord covered by this indemnity agreement are as follows:

Not later than one year	641
Later than one year and not later than five years	2,619
Later than five years	1,878

5,138

  No amount has been accrued for this indemnity as of December 31, 2012 as management has assessed that it was not probable that the Company will be required to cover any amounts under the indemnity.

d)

  In April 2012, Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility (note 14(a)) is terminated. As part of the arbitration, Louis Dreyfus is claiming an unspecified amount of damages against the Company. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the forecasted cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for Baja's alleged failure to make timely disclosure of the forecasted cost overruns. The Company applied to stay the Supreme Court proceedings and on August 13, 2012, a stay was granted. The stay of the Supreme Court proceedings will remain in place while the arbitration tribunal in the Arbitration decides whether it has jurisdiction to consider the claims raised in the litigation and, if it accepts jurisdiction, while it hears such matters. Following the stay being granted, Louis Dreyfus amended its claim in the Arbitration to include the relief it sought in the Supreme Court and in addition, sought an order that Baja pay an unspecified amount of damages to Louis Dreyfus for unlawful oppression of Louis Dreyfus contrary to section 227 of the British Columbia Business Corporations Act. Louis Dreyfus also seeks an order that Baja pay all costs and expenses, including legal costs and arbitral expenses, incurred by Louis Dreyfus in connection with preparation and conduct of the arbitration. The arbitration hearing is scheduled for November 4-8 and 11- 13, 2013.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

20	Commitments and contingencies (continued)

e)

  Following the announcement of the forecasted cost overruns and the resulting funding shortfall (note 1), a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. The petitioner is seeking:

    a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

    special damages in the amount of Cdn$250,000;

    punitive damages in the amount of Cdn$10,000; and

    interest and costs.

  The class has not yet been certified and may never be. Accordingly, the Company has not accrued any provision for this class action suit as of December 31, 2012.

  The Company intends to defend itself and has engaged legal counsel to advise and assist the Company in its defense against this lawsuit.

21	Supplemental cash flow information

  Cash and cash equivalents comprise:

	December 31,	December 31,
	2012	2011
	(note 4)
Cash in bank	1,087	39,174
Term deposits with maturity of less than three months	4,475	451

	5,562	39,625

  In addition to the non-cash activities arising from the deconsolidation of a subsidiary (note 4) and the reversal of the intercompany receivable and payable elimination entry of $2,036 as of the date of deconsolidation, other non-cash investing and financing activities of the Company include the following:

	December 31,	December 31,
	2012	2011

Increase in accounts payable and accrued liabilities related to property, plant and equipment	59,572	37,362

Increase (decrease) in accounts payable and accrued liabilities related to deferred financing costs	551	(1,828)

Borrowing costs	63,292	16,298

Stock-based compensation	(49)	2,555

Other supplemental information:

Interest received	558	539

Interest paid	5,628	-

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

22	Financial risk management objectives and policies

a)	Management of capital risk

  It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to maximize the potential value of its investment in associate and to pursue alternative project opportunities for the benefit of its stakeholders. To date the Company has relied on funding from a combination of equity sources (common shares, options and warrants) and debt sources (senior and subordinated debt) for capital investments. Following the loss of control of MMB, the Company expects that it may continue to be dependent on the capital markets as its source of operating capital. The Company’s capital resources are now largely determined by the strength of the junior resource markets and by the status of the Boleo Project in relation to these markets, and the Company’s ability to compete for investor support for the Boleo Project and any other prospective projects.

  The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

  The Company’s short-term operating budgets are reviewed and updated annually and as necessary depending on various factors, including operational and strategic decision-making and general industry conditions.

b)	Management of financial risk

i)	Market risk

  Foreign exchange risk

  The Company operates internationally with offices and operations in Canada and Luxembourg, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A portion of the Company’s expenses are incurred in US dollars and to a lesser extent other foreign currencies.

  A significant change in the currency exchange rate between the US dollar relative to the Canadian dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. The functional currency of Baja is the Canadian dollar, thus significant foreign exchange gains and losses arise in converting Baja’s US dollar-based investment in the Boleo Project to Canadian dollars. In addition, a portion of the expenditures of the Boleo Project are based in Mexican pesos and therefore significant changes in the currency exchange rate between the US dollar and Mexican peso may have an effect on the reported associate results of operations and therefore the Company’s results of operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

22	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

i)	Market risk (continued)

  A 1% appreciation or depreciation in the CAD/USD foreign exchange rate would result in an additional foreign exchange gain or loss of approximately $382 (2011 - $2,817) and an additional currency translation gain or loss in other comprehensive income of $725 (2011 - $3,002).

  As at December 31, 2012, the Company had the following foreign denominated financial assets and liabilities, which are subject to foreign exchange risk:

Baja Mining Corp.	Foreign	Functional
	currency amount	currency amount
	USD	CAD

Cash and cash equivalents	273	271
Short-term deposit	3,710	3,691
Intercompany credit facility	33,709	33,537
Other current assets	502	499

  As at December 31, 2011, the Company had the following foreign denominated financial assets and liabilities, which are recorded in the Company’s functional currency and are subject to foreign exchange risk:

Baja Mining Corp.	Foreign	Functional
	currency amount	currency amount
	USD	CAD

Cash and cash equivalents	152	155
Intercompany credit facility	248,043	252,260
Other current assets	264	269

Minera y Metalúrgica del	Foreign currency amount		Functional
Boleo, S.A.P.I. de C.V.			currency amount
	CAD	MXP	USD

Cash and cash equivalents	1,715	23,425	3,362
Other current assets	-	290,760	20,801
Accounts payable	2,809	34,279	5,215

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

22	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

i)	Market risk (continued)

  Interest rate risk

  Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2012, the Company has cash and cash equivalents and no interest-bearing debt and therefore is not exposed to the risk of changes in market interest rates.

  The Company has not entered into any contracts to hedge its risk against interest rate fluctuations.

  Commodity price risk

  The Company is exposed to price risk with respect to commodity prices. The underlying value of the Company’s investment in associate is related to the short and long term price of copper, cobalt and zinc sulphate. The price of copper has historically fluctuated widely and is affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors.

ii)	Credit risk

  Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company believes its maximum exposure to credit risk is its carrying value of cash and cash equivalents, short-term deposits, restricted cash and other receivables.

  The Company’s investment policy is to invest its available cash in instruments with ratings ranging from AA to AAA, earning investment income at fixed or variable interest rates established at the time of the investment. The Company’s cash and cash equivalents and short-term investments are composed of financial instruments issued by Chartered Banks in Canada. These investments mature at various dates over the current operating period.

  The Company’s other receivables include amounts owing from third parties including $1,736 due from MMB pursuant to the termination of the management services agreement between MMB and the Company following the change in control of MMB. The Company recorded an impairment of $100 against other receivables to reflect management’s best estimate of recoverability at the year-end.

  While the Company is exposed to credit losses due to the non-performance of counterparties, management does not consider this to be a significant risk.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

22	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

iii)	Liquidity risk

  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure as outlined in note 21(a) to these consolidated financial statements.

  The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. As at December 31, 2012, the Company had current liabilities of $10,723 and current assets of $10,638. Accounts payable and accrued liabilities are all current.

  The following table summarizes the Company`s undiscounted obligations and commitments as at December 31, 2012:

				December 31, 2012
	Less than 1	Years	Years	More than 5	Total
	year	2 – 3	4 – 5	years

Accounts payable	723	-	-	-	723
Operating lease obligations	100	109	18	-	227
Refundable manganese deposit	10,000	-	-	-	10,000

	10,823	109	18	-	10,950

c)	Fair value measurements

  Certain of the Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and are classified based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels used to value the Company’s financial assets and liabilities are described below.

    Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

    Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly, i.e. as prices, or indirectly, i.e. derived from prices.

    Level 3 – Inputs for the asset or liability that are not based on an observable market, i.e. unobservable inputs.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

22	Financial risk management objectives and policies (continued)

c)	Fair value measurements (continued)

  The fair values of our financial assets and financial liabilities measured at fair value on a recurring basis are summarized as follows:

December 31, 2012
Fair value
	Level 1	Level 2	Level 3	Total

Financial assets – derivative instruments (note 14)	-	-	-	-

			December 31, 2011
		Fair value
	Level 1	Level 2	Level 3	Total

Financial assets – derivative instruments	-	-	5,695	5,695

Financial liabilities – derivative instruments
Hedge liability	-	29,966	-	29,966
Mandatory prepayment – funding loan	-	-	6,818	6,818
Mandatory prepayment – US EXIM facility	-	-	12,924	12,924